77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Income Trust, Inc.(the "Fund") held on Tuesday, September 30, 2014, the results were as follows:

1(A) The Shareholders of the Fund are being asked to approve an Agreement and Plan of Reorganization between the Fund and BlackRock Core Bond Trust and the termination of the Fund's registration under the Investment Company Act of 1940.

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
25,091,472	16,603,540	885,330